Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-199129

May 22, 2015

Inland RESIDENTIAL PROPERTIES Trust, Inc.

Inland Residential Properties Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-11 (File No. 333-199129) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). Before you invest, you should read the Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

On May 20, 2015, TheStreet.com, a financial news and services website, posted a video segment, a transcript of which is attached hereto as Annex A, after asking for and obtaining an interview with Mitchell Sabshon, our president and chief executive officer and a member of our board of directors. Also on May 20, 2015, TheStreet.com published an article reporting on certain statements made by Mr. Sabshon in the video segment. A copy of the article is attached hereto as Annex B. TheStreet.com conducted the interview with Mr. Sabshon on May 20, 2015.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. TheStreet.com routinely publishes articles on business and real estate investment trust-related news. TheStreet.com is wholly unaffiliated with the Company, and none of the Company, its sponsor, Inland Real Estate Investment Corporation, or any of its affiliates have made any payment or given any consideration to TheStreet.com in connection with the video or the article below or any other matter published by TheStreet.com concerning the Company or any of its affiliates.

The statements in the article attributed to or derived from Mr. Sabshon were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. Statements in the article that are not attributed directly to Mr. Sabshon represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. You should consider statements contained in this free writing prospectus, including those in the article, only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into them, including the risk factors described or incorporated by reference therein.

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

Annex A

“A Great Time to Buy Commercial Real Estate”

Mitchell Sabshon

May 20, 2015

Greg:    Mitchell Sabshon, the publicly traded REIT sector as measured by the IYR, which was the real estate ETF, it's been fairly flat this year as compared to the S&P, which is up around 3.5%. Talk about your view of commercial real estate right now.

Mitchell:    Thank you, Greg. I think the commercial real estate market is extremely strong right now. We've seen tightening of cap rates, dramatic appreciation in prices, arguably maybe even ahead of the growth of the economy. Clearly we have a recovery in the economy, a moderate growth, but just about every indicator is at seven or eight-year highs. Yet we've seen cap rates even more aggressive than that. It's a great time to be buying commercial real estate.

Greg:    Can you talk about what Inland Investments is holding right now? What's in your portfolio?

Mitchell:    Given the growth in the economy, and we expect that growth to continue, we want to own real estate that has a preponderance of shorter-term leases. The last thing we want to own right now is real estate that has 20-year leases with little or no ability to increase rents, and therefore if the Fed ultimately increases interest rates, fall behind that increase. If you focus on real estate that has a significant amount, let's say for example apartment buildings, a preponderance of one-year leases, or multi-tenant retail, anchored grocery retail that has maybe an anchor or two but a significant amount of inline space where you could raise the rents ... We're not an investor in hotels but hotels have the shortest leases of all, one-night rental periods. You can increase that rent.

We're focusing on opportunities where there are short-term renewal options to increase the rent. If we manage our properties well, we have tenants who will begrudgingly go along with those increases.

Greg:    Which part of the country are the hottest zones for you right now?

Mitchell:    We pay a distribution relatively higher than the listed REITs because our vehicles tend to be either non-listed REITs or private syndications. As a result, we shy away from the top ten or so, ten-twelve, MSAs. We like strong secondary and tertiary markets. We want to be the best shopping center, apartment building, self-storage facility at Main and Main in that secondary or tertiary market. We can get the yields we want, and as I said, if we manage a property well we can increase rents.

Greg:    Inland Investments offers a non-listed REIT. Why is this preferable to buying something you can just buy that's listed right across the street over in the New York Stock Exchange?

Mitchell:    The presumption in your question, Greg, is that the wrapper doesn't make a difference, that a list REIT is the same as a non-listed REIT. I would disagree with that conclusion. I have no problem buying listed REIT stocks. You like the management, you like the portfolio, you like the strategy, you think it's undervalued, buy that listed REIT, but buy it because it's a good stock. It will perform in your portfolio like a stock. The non-listed REIT, not being listed on a stock exchange, is insulated significantly from the beta of the market. It's pure real estate exposure. As a result, in a portfolio, to have pure real estate, you reduce overall portfolio volatility. Buy listed REITs to get that stock exposure, but buy non-listed REITs to have real real estate exposure.

Greg:    Are non-listed REITs also better if and when the Fed raises rates, because whenever you hear talk about the Fed raising rates sometimes it impacts the listed REITs?

Mitchell:    I actually think it doesn't make a difference whether the wrapper is a listed REIT or a non-listed REIT. It really depends upon the kind of real estate that's owned. As I suggested earlier, if you own real estate that's a 20-year lease, maybe flat or with very limited increases, periodic increases, it's going to behave like a bond. If interest rates are raised, then that real estate will underperform. On the other hand, if you have real estate that has that opportunity to increase rents, then you will see it pretty much track. I also think that there's a tendency to think that listed REITs don't perform well in an increasing market. Generally, the Fed will increase rents when the economy is growing, and that bodes extremely well for real estate investment.

Greg:    Thanks a lot, Mitchell.

Mitchell:    You're very welcome, Greg. Thank you for having me.

Greg:    Thank you for watching The Street.

Annex B

Full Text of TheStreet.com Article

'A Great Time to Buy Commercial Real Estate, Says Inland CEO Mitchell Sabshon

By: Mathew Schwartz

Published: May 20, 2015

Publicly traded real estate investment trusts have been flat this year, but don't let that fool you: "Commercial real estate is extremely strong right now," says Mitchell Sabshon, CEO of Inland Real Estate Investment Corporation. In fact, he points out, its dramatic price increases have in many cases been outpacing the broader economy.

In short, "It's a great time to be buying commercial real estate," said Sabshon.

In the current moderate-growth environment, Inland's focus is on properties that offer it more flexibility to boost rents. "We want to own real estate that has a preponderance of shorter term leases," he says. "The last thing we want to own right now is real estate that has 20-year leases with little or no ability to increase rents, and therefore if the Fed ultimately increases interest rates, fall behind that increase."

Apartment buildings and multi-tenant, grocery-anchored retail strips, for example, he says, have those shorter-term leases, and if the REIT manages the property correctly, tenants will "begrudgingly go along" with rent hikes.

For Inland, the biggest hot spots aren't the nation's premiere cities. "We shy away from the top 10 or so MSAs," he says. "We like strong secondary or tertiary markets. We want to be the best shopping center, apartment building, self-storage facility, at 'Main and Main,' in that secondary or tertiary market."

With the Federal Reserve edging toward raising rates, one question for REIT investors must be how higher rates will impact their investments. Shorter-term leases, he explains, allow REITs to boost rents as interest rates rise. Longer-term leases cause a REIT to behave more like a bond, which will underperform falls as rates increase.